UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65211 / August 29, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14489

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In the Matter of   :
                                                          :
DERAND REAL ESTATE INVESTMENT TRUST,   :
DEROSE INDUSTRIES, INC.,   :   ORDER MAKING FINDINGS
DIRECT CONNECT INTERNATIONAL, INC.,   :   AND REVOKING REGISTRA-
DIRECTCOM, INC. (n/k/a DIRECTCOM   :   TIONS BY DEFAULT AS TO
    MARKETING, INC.),   :   FOUR RESPONDENTS
DIVERSIFIED HISTORIC INVESTORS II,   :
DIVERSIFIED HISTORIC INVESTORS III, and   :
DOMESTIC FUNDINGS, INC.   :

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        On July 26, 2011, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Each Respondent was served with the OIP by July 30, 2011. On August 19, 2011, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Directcom, Inc. (n/k/a Directcom Marketing, Inc.), in Derand Real Estate Investment Trust, Exchange Act Release No. 65169.

        No Respondent filed an Answer and only Diversified Historic Investors II and Diversified Historic Investors III participated in the prehearing conference on August 22, 2011. Both Respondents subsequently represented to my office that they will submit signed Offers of Settlement. The Division of Enforcement reported that Direct Connect International, Inc., indicated in conversation that it would not contest the allegations.

        I find that Derand Real Estate Investment Trust (Derand), DeRose Industries, Inc. (DeRose), Direct Connect International, Inc. (Direct Connect), and Domestic Fundings, Inc. (Domestic Fundings) are in Default because they did not file an Answer, participate in the telephonic prehearing conference or otherwise defend the proceeding. I also find the following allegations in the OIP to be true as to them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

Derand, Central Index Key (CIK) No. 28238, is a Massachusetts trust located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Derand is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1998, which reported no revenues and no income for the prior twelve months. The company did not file any periodic reports for the periods between September 30, 1997, and December 31, 1998.

DeRose, CIK No. 28262, is a dissolved Indiana corporation located in Chambersburg, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DeRose is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 27, 1993, which reported a net loss of over $934,000 for the prior nine months. On December 8, 1993, DeRose filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Middle District of Pennsylvania, and the case was terminated on February 27, 1997.

Direct Connect, CIK No. 840815, is a void Delaware corporation located in Wyckoff, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Direct Connect is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended January 31, 2000, which reported a net loss of over $256,000 for the prior nine months.

Domestic Fundings, CIK No. 1116939, is a void Delaware corporation located in Brooklyn, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Domestic Fundings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $565 for the prior three months.

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Based on the facts and law set forth above, these Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of Derand, DeRose, Direct Connect, and Domestic Fundings, is both necessary and appropriate.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Derand Real Estate Investment Trust, DeRose Industries, Inc., Direct Connect International, Inc., and Domestic Fundings, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge